UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25
                                                       SEC File Number: 0-15502
                                                        CUSIP Number: 205862402

                           NOTIFICATION OF LATE FILING

(Check One):
|X| Form 10-K   |_| Form 20-F   |_| Form 11-K   |_| Form 10-Q   |_| Form 10-D
|_| Form N-SAR  |_| Form N-CSR


         For Period Ended: January 31, 2009
                           ----------------

         |_| Transition Report on Form 10-K
         |_| Transition Report on Form 20-F
         |_| Transition Report on Form 11-K
         |_| Transition Report on Form 10-Q
         |_| Transition Report on Form N-SAR

         For the Transition Period Ended:
                                          ------------------------------

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: N/A
                                               -----


                                     PART I
                             REGISTRANT INFORMATION

Comverse Technology, Inc.
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Full Name of Registrant


N/A
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Former Name if Applicable


810 Seventh Avenue
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Address of Principal Executive Office (Street and Number)


New York, New York 10019
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City, State and Zip Code

                                     PART II
                             RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

            (a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

            (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or
   |_| portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

            (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


                                    PART III
                                    NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach extra sheets if needed.)

            Comverse Technology, Inc. (the "Company") plans to file its Annual Report on Form 10-K for the fiscal year ended January 31, 2009 as soon as practicable, but will not be able to file it on or before the fifteenth calendar day following the required filing date as prescribed in Rule 12b-25.

            This delay is the result of (i) restatements of the Company's historical financial statements required to reflect the results of the completed investigations by a special committee of the Company's Board of Directors (the "Special Committee") and (ii) the ongoing evaluation of the Company's application of U.S. Generally Accepted Accounting Principles ("GAAP") in connection with the recognition of revenue in accordance with Statement of Position (SOP) 97-2, Software Revenue Recognition, including the assessment of vendor specific objective evidence ("VSOE") of fair value, and other items relating to completion of pending audits of the Company's financial statements. Such investigations of the Special Committee were previously disclosed in the Company's press releases dated March 14, 2006 and November 14, 2006 and the completion of such investigations and a summary of the results thereof were disclosed in the Company's Current Report on Form 8-K filed with the Securities and Exchange Commission ("SEC") on January 29, 2008. The revenue recognition evaluation, as it concerns VSOE, was previously disclosed in the Company's press release dated November 5, 2007. The evaluation relating to revenue recognition, including VSOE, as well as other


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
            matters required to complete the audits of the Company's financial statements, are currently ongoing.

            The Special Committee's investigations related to past stock option grant practices and related accounting matters (the "Phase I Investigation"), and other financial and accounting matters, including errors in the recognition of revenue related to certain contracts, errors in the recording of certain deferred tax accounts and the misclassification of certain expenses in earlier periods (the "Phase II Investigation"). Areas of financial reporting that were investigated included the misuse of accounting reserves and the understatement of backlog for fiscal 2002 and prior periods.

            The matters relating to the application of GAAP in connection with the recognition of revenue arose in connection with the audit of the Company's financial statements for fiscal year 2006 (ended January 31, 2007) by the Company's independent registered public accounting firm. Such evaluations were not part of the investigations conducted by the Special Committee.

            The Company intends to file its periodic reports for the fiscal year ended January 31, 2009 and any prior periods required for the Company to be current in its reporting obligations, together with any restated historical financial statements, as soon as practicable.

            Note: This Form 12b-25 contains "forward-looking statements" under the Private Securities Litigation Reform Act of 1995 that involve risks and uncertainties. There can be no assurances that any forward-looking statements will be achieved. Important factors that could affect the statements contained herein include: the results of the investigations of the Special Committee of the Board of Directors concluded on January 28, 2008, of matters relating to the Company's stock option grant practices and other accounting matters; the results of the Audit Committee's investigation of certain potentially unlawful payments made in connection with sales of products; the impact of any restatement of financial statements of the Company or other actions that may be taken or required as a result of such investigations or as result of the Company's evaluation of the application of Generally Accepted Accounting Principles in connection with the recognition of revenue; the Company's inability to file reports with the Securities and Exchange Commission; risks of litigation (including the pending securities class action and derivative lawsuits and any potential civil injunctive action by the Securities and Exchange Commission) and of governmental investigations or proceedings arising out of or related to stock option practices or any other accounting irregularities or any restatement of the financial statements of the Company or the Company's investigation of potentially unlawful payments, including the direct and indirect costs of such investigations and restatement. The Company undertakes no commitment to update or revise forward-looking statements except as required by law.


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
                                     PART IV
                                OTHER INFORMATION


(1) Name and telephone number of person to contact in regard to this notification

Joseph R. Chinnici                                  (212)         739-1000
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 (Name)                                          (Area Code) (Telephone Number)


(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

                                                           |_| Yes  |X| No

      The Company has not filed its Annual Reports on Form 10-K for the fiscal years ended January 31, 2006, January 31, 2007, January 31, 2008 and January 31, 2009 and its Quarterly Reports for the fiscal quarters ended April 30, 2006, July 31, 2006, October 31, 2006, April 30, 2007, July 31,
      2007, October 31, 2007, April 30, 2008, July 31, 2008 and October 31,
      2008.

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                           |X| Yes*  |_| No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

  * As discussed above, the Company is currently in the process of a review of its financial statements, including the evaluation of the Company's application of GAAP in connection with the recognition of revenue. The analysis of these matters requires the review of a large number of individual transactions over a number of years, and the Company cannot estimate at this time the impact on its previously issued financial statements or previously issued results. Because the Company has not completed the preparation of its consolidated financial statements for the fiscal years ended January 31, 2008 and January 31, 2009, the Company is not in a position at this time to provide any reasonable estimate of any anticipated changes in results of operations for the fiscal year ended January 31, 2008 compared with the fiscal year ended January 31, 2009.



                            Comverse Technology, Inc.
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                  (Name of Registrant as Specified in Charter)



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
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date: March 30, 2009

                                           COMVERSE TECHNOLOGY, INC.

                                           By: /s/ Joseph R. Chinnici
                                               --------------------------------
                                           Name: Joseph R. Chinnici
                                           Title: Executive Vice President
                                                  and Chief Financial Officer






























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